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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                            InkSure Technologies Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

             -------------------------------------------------------
                                     45727E
                                 (CUSIP Number)

                       Eyal Bigon, Chief Financial Officer
                            InkSure Technologies Inc.
                             9 West Railroad Avenue
                                Tenafly, NJ 07670
                                 (201) 894-9961

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 6, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 pages

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                                  SCHEDULE 13D
                                       13D

=============================
CUSIP NO.  45727E
=============================

================================================================================
1        NAMES OF REPORTING PERSONS

         Galleywood Holdings Ltd.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (See Instructions)

         N/A

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
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   NUMBER OF      7      SOLE VOTING POWER
   SHARES
                         284,542
                  --------------------------------------------------------------
   BENEFICIALLY   8      SHARED VOTING POWER
   OWNED BY
                         0
                  --------------------------------------------------------------
   EACH           9      SOLE DISPOSITIVE POWER
   REPORTING
                         284,542
                  --------------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER
   WITH
                         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         284,542
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            / /

         (See Instructions)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.4%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         CO
================================================================================

--------

(1) Based on a total of 11,982,166 shares outstanding on October 31, 2002.



                                Page 2 of 8 pages

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                                  SCHEDULE 13D
                                       13D

=============================
CUSIP NO.  45727E
=============================

================================================================================
1        NAMES OF REPORTING PERSONS

         Yaron Meerfeld
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS (See Instructions)

         PF, OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    / /

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Israel
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   NUMBER OF      7      SOLE VOTING POWER
   SHARES
                         483,820(2)
                  --------------------------------------------------------------
   BENEFICIALLY   8      SHARED VOTING POWER
   OWNED BY
                         0
                  --------------------------------------------------------------
   EACH           9      SOLE DISPOSITIVE POWER
   REPORTING
                         483,820(2)
                  --------------------------------------------------------------
   PERSON         10     SHARED DISPOSITIVE POWER
   WITH
                         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         483,820(2)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            / /

         (See Instructions)
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%(3)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

         IN
================================================================================

--------

(2) Consists of 426,820 shares held by Yaron Meerfeld and (ii) 57,000 shares currently exercisable pursuant to an option agreement dated January 1, 2002 (the "Option").

(3) Based on a total of 11,982,166 shares outstanding on October 31, 2002, as adjusted upward to 12,039,166 shares to reflect 57,000 shares issuable under the Option.
                                Page 3 of 8 pages
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This Amendment No. 1 (this "Amendment") relates to the common stock, par value
$0.01 per share, of InkSure Technologies Inc., a Nevada corporation. This Amendment amends and restates Items 1-6 from the Statement on Schedule 13D (the "Schedule 13-D") originally filed on behalf of Yaron Meerfeld and Galleywood Holdings Ltd., a British Virgin Islands corporation, on November 13, 2002 with the Securities and Exchange Commission. Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

Items 1-6 of the Schedule 13D are hereby amended and restated in their entirety as follows:

Item 1. Security and Issuer

The class of securities to which this statement relates is the common stock, par value $0.01 per share, of InkSure Technologies Inc. a Nevada corporation (the "Issuer"), whose principal executive offices are located at 9 West Railroad Avenue, Tenafly, NJ 07670.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of Galleywood Holdings Ltd. and Mr. Yaron Meerfeld (collectively, the "Reporting Persons").

Galleywood Holdings Ltd. is a British Virgin Islands corporation principally engaged in investments in public and private business entities.

Yaron Meerfeld is an individual and is a citizen of Israel. He is an officer and director of the Issuer. Mr. Meerfeld's business address is InkSure Technologies Inc., 9 West Railroad Avenue, Tenafly, NY 07670.

The names and positions of the executive officers and directors of Galleywood Holdings Ltd. are set forth below. Each executive officer and director listed below disclaims beneficial ownership of the shares of common stock beneficially owned by the Reporting Persons.

Alphonsus N.G. van Spaendonck,   Citizenship, Holland, Director and Secretary of
                                 Galleywood Holdings Ltd.


                                Page 4 of 8 pages


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During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On December 31, 2002, pursuant to a restructuring of Galleywood Holdings Ltd., Yaron Meerfeld agreed to purchase 284,543 shares of the Issuer's common stock beneficially owned by Galleywood. As consideration for this purchase, Mr. Meerfeld transferred all of his interests in Galleywood Holdings Ltd. to Galleywood Holdings Ltd. On the date of the above-referenced purchase Mr. Meerfeld owned 50% of the equity securities of Galleywood Holdings Ltd. Such sale was contingent upon receiving a Consent and Waiver from Commonwealth Associates, L.P. ("Commonwealth") due to the restrictions on the transfer of such shares that existed pursuant to lock-up agreement. On January 6, 2002, such Consent and Waiver was obtained.

On October 28, 2001, Old InkSure (as hereinafter defined) entered into an agreement and plan of merger by and among InkSure Technologies Inc., a Delaware corporation ("Old InkSure"), Lil Marc, Inc., a Nevada corporation ("Lil Marc" and the predecessor to the Issuer) and LILM Acquisition Corp., a Delaware corporation (the "Merger Sub") (the "Merger Agreement"), pursuant to which the Merger Sub, a wholly owned subsidiary of Lil Marc merged with and into Old InkSure. Pursuant to the Merger Agreement, each share of Old InkSure common stock outstanding immediately prior to the effective time of the merger was converted into the right to receive one share of Lil Marc common stock. In addition, pursuant to the Merger Agreement, all outstanding options and warrants to purchase shares of Old InkSure common stock were exchanged or converted into options and warrants to purchase shares of Lil Marc common stock on the same terms and conditions as were in effect prior to the effective time of the merger. On October 28, 2002, Lil Marc also filed an amendment of its Articles of Incorporation to change Lil Marc's name to "InkSure Technologies Inc.", among other things.

Galleywood Holdings Ltd. purchased 569,085 shares of common stock for aggregate consideration of $5,690 pursuant to a subscription agreement dated as of December, 2001 by and among Galleywood Holdings Ltd. and the Issuer.

Mr. Meerfeld purchased 142,227 shares of common stock for aggregate consideration of $50,000 pursuant to a subscription agreement dated as of December, 2001 between Mr. Meerfeld and the Issuer.

Pursuant to an option agreement between Mr. Meerfeld and the Issuer, the Issuer granted Mr. Meerfeld ten-year options to purchase 57,000 shares of its common stock, which options are exercisable at a price per share of $0.80. Pursuant to the terms of the options, all of the options have fully vested to Mr. Meerfeld and are fully exercisable.

                                Page 5 of 8 pages


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Item 4. Purpose of Transaction

Each of the Reporting Persons acquired the units for investment purposes only.

Neither of the Reporting Persons has any plan or proposal which relates to, or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer

(a) (i) Based on a total of 11,982,166 shares outstanding on October 31, 2002, 2002, Galleywood Holding Ltd's sole beneficial ownership of 284,542 shares of common stock constitutes beneficial ownership of 2.4% of the total number of shares of outstanding common stock of the Issuer.

                                Page 6 of 8 pages

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(ii) Based on a total of 11,982,166 shares outstanding on October 31, 2002, as adjusted upward to 12,039,166 shares to reflect 57,000 shares issuable under the Option, Yaron Meerfeld's sole beneficial ownership of 483,820 shares of common stock constitutes beneficial ownership of 4.0% of the total number of shares of outstanding common stock of the Issuer.

(b) (i) Galleywood Holdings Ltd. has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, 284,542 shares of common stock.

(ii) Yaron Meerfeld has the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, 483,820 shares of common stock.

(c) (i) Except as reported in Item 3, during the past sixty days, Galleywood Holdings Ltd. has not effected any transactions in shares of common stock.

(ii) Except as reported in Item 3, during the past sixty days, Yaron Meerfeld has not effected any transactions in shares of common stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each Reporting Person has entered into a lock-up agreement pursuant to which each Reporting Person agrees that it will not sell its common stock or any common stock issuable upon the conversion of preferred stock into common stock for a period of not more than six months after the closing of the Merger. The merger closed on October 28, 2002. In connection with the sale of common stock of the Issuer by Galleywood Holdings Ltd. to Yaron Meerfeld, Galleywood Holdings Ltd. obtained a Consent and Waiver on January 6, 2002, from Commonwealth that permitted such sale notwithstanding the restrictions on transfer in the lock-up agreement.

Each Reporting Person has given a proxy to Commonwealth in connection with the election of directors of the Issuer solely for the purpose of enforcing Commonwealth's rights described in Section 4(j) of that certain Placement Agency Agreement between Commonwealth and the Issuer, dated as of May 17, 2002.



                                Page 7 of 8 pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Galleywood Holdings Ltd.

                                    12/31/02
                                    --------
                                    (Date)

                                   /s/ Alphonsus N.G. Van Spaendonck
                                   ---------------------------------
                                   (Signature)
                                   Name: Alphonsus N.G. Van Spaendonck
                                   Title: Secretary

                                   Yaron Meerfeld

                                    12/31/02
                                    --------
                                    (Date)

                                   /s/ Yaron Meerfeld
                                   ------------------
                                   (Signature)



                                Page 8 of 8 pages